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                                                                EXHIBIT 20



Contact:         Robert M. Burton
                 Director of Corporate Communications
                 (513) 527-7471


FOR IMMEDIATE RELEASE

U.S. SHOE CORPORATION AGREES TO SELL FOOTWEAR OPERATION TO NINE WEST GROUP

         CINCINNATI, OHIO - March 16, 1995 - The United States Shoe Corporation (NYSE:USR) announced today a definitive agreement with Nine West Group, Inc. (NYSE:NIN) for the acquisition of U.S. Shoe's footwear operations for total consideration of approximately $600 million, comprised of $560 million cash, plus warrants to purchase 3.7 million shares of Nine West stock at a price of $35.50 per share at any time during the next 8-1/2 years.

The transaction is subject to customary conditions, including regulatory approval.

Bannus B. Hudson, President and Chief Executive Officer of U.S. Shoe, said, "The value of our footwear business has been confirmed by its performance during the past year. This transaction recognizes the accomplishment of our footwear management team's goals: both the restructuring efforts of the past several years and the turnaround plan we announced a year ago have succeeded. We are very pleased to be able to announce this important transaction, which reflects the value of the division and, most importantly, thereby enhances value for our shareholders.

As previously announced, for fiscal 1994 U.S. Shoe's Footwear Group reported its best performance in six years with operating income of $36 million. The wholesale footwear operations of U.S. Shoe reported revenues of $444 million in fiscal 1994. U.S. Shoe also operates 277 stores under the Easy Spirit and Banister names, and 129 leased departments in the SteinMart and Burlington Coat Factory chains. These retailing operations reported sales of $262 million in fiscal 1994, resulting in total footwear revenues of $706 million for the year.

Nine West Group Inc. is a leading designer, developer and marketer of fashionable women's footwear.

U.S. Shoe is a specialty retailer of women's apparel, optical products, and footwear, operating 2,349 retail outlets and leased departments with such familiar names as Casual Corner, Petite Sophisticate, August Max Woman, Pappagallo, Capezio, and Easy Spirit. The LensCrafters optical retailing business is the world's leading optical retailer, with 589 retail units.